UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 5506-07, Central Plaza

18 Harbour Road, Wan Chai

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

AMENDMENT AND RESTATEMENT OF 2024 SHARE INCENTIVE PLAN

Metalpha Technology Holding Limited (the “Company”) previously adopted its 2024 Share Incentive Plan (the “2024 Plan”), which became effective on October 12, 2024.

On September 28, 2026, the Company’s board of directors (the “Board”), acting upon the recommendation of the compensation committee of the Board, approved the amendment and restatement of the 2024 Plan (as so amended and restated, the “Amended and Restated 2024 Plan”) for the purpose of increasing the maximum aggregate number of ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), which may be issued pursuant to all awards under the 2024 Plan (the “Share Limit”) from 2,000,000 Ordinary Shares to 5,000,000 Ordinary Shares. Other than the increase in the Share Limit, the terms of the 2024 Plan remain unchanged.

The above description of the material terms of the Amended and Restated 2024 Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated 2024 Plan, which is furnished as Exhibit 4.1 to this current report on Form 6-K and incorporated by reference herein.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Metalpha Technology Holding Limited’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and F-3 (File No. 333-297098), and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
4.1	Metalpha Technology Holding Limited’s 2024 Share Incentive Plan (as amended and restated on September 28, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: September 29, 2026

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